GENCOR INDUSTRIES, INC.

5201 N. ORANGE BLOSSOM TRAIL

ORLANDO, FLORIDA 32810

April 7, 2011

Mr. Jeffrey Jaramillo, Accounting Branch Chief

Division of Corporation Finance

United States Securities & Exchange Commission

100 F Street N.E.

Washington, DC 20549-3030

Mr. Kevin Kuhar, Accountant

Division of Corporation Finance

United States Securities & Exchange Commission

100 F Street N.E.

Washington, DC 20549-3030

Re: Gencor Industries, Inc.

Form 10-K for the Fiscal year Ended September 30, 2010

Filed December 22, 2010

File No. 001-11703

Transmittal by Fax to: 703-813-6985

Dear Mr. Jaramillo,

As discussed with Kevin Kuhar, this is to advise you that we need an additional 5 business days to respond to your comment letter dated April 1, 2011 and will file the requested response no later than Friday, April 22nd, 2011.

Thank you for your consideration in this matter,

Sincerely,

/s/ E.J. Elliott

E.J. Elliott
Chairman & Chief Executive Officer
Gencor Industries, Inc.
5201 N. Orange Blossom Trail
Orlando, Florida 32810